SO 3/22/04

SECURITI 04016492 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29639

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Securities Team, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Cummings Park, Suite 6050
(No. and Street)

Woburn	MA	01801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Ewing (781) 935-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ercolini & Company LLP
(Name – *if individual, state last, first, middle name*)

55 Summer Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

MAR 0 2 2004 181

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 3/30

OATH OR AFFIRMATION

I, Jeff Ewing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Securities Team, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KATE E. CONCANNON
Notary Public
My Commission Expires
November 12, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN SECURITIES TEAM, INC.

FOCUS REPORT

YEAR ENDED DECEMBER 31, 2003

AMERICAN SECURITIES TEAM, INC.

FOCUS REPORT

YEAR ENDED DECEMBER 31, 2003

CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS:	
Balance sheet	2
Statement of operations	3
Statement of changes in stockholder's equity	4
Statement of cash flows	5
Notes to financial statements	6 - 8
ADDITIONAL INFORMATION UNDER FINANCIAL AND OPERATIONS COMBINED UNIFORM SINGLE REPORT - PART IIA:	
Independent auditor's report on additional information	9
Computation of net capital	10
Computation of basic net capital requirement	10
Computation of aggregate indebtedness	10
Statement re exemption from reserve requirements under Rule 15c3-3	11
Statement re SIPC assessment	11
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 WHEN CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3	12 - 13

ERCOLINI & COMPANY LLP
Certified Public Accountants • Business Consultants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
American Securities Team, Inc.
Boston, Massachusetts

We have audited the accompanying balance sheet of American Securities Team, Inc. (a wholly-owned subsidiary of APT Financial Services, Inc.) as of December 31, 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Securities Team, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Ercolini & Company LLP

January 9, 2004

FIFTY-FIVE SUMMER STREET • BOSTON, MA 02110-1007 • TELEPHONE 617.482-5511 • FAX 617.426-5252

AMERICAN SECURITIES TEAM, INC.

BALANCE SHEET

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	15,067
Receivables - affiliates		7,619
Prepaid insurance		1,000
Investments, at cost		65,600
Advances receivable - affiliates		297,200
Total assets	$	386,486

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$	6,794
Total liabilities		6,794
Stockholder's Equity:		
Common stock, no par value, 200,000 shares authorized, 1,000 shares issued and outstanding		390,723
Accumulated deficit		(11,031)
Total stockholder's equity		379,692
Total liabilities and stockholder's equity	$	386,486

See notes to financial statements.

AMERICAN SECURITIES TEAM, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003

Revenues:	
Investor service fees	$ 78,461
Income from investments	164
	78,625
Expenses:	
Salaries and related expense	38,808
Professional fees	5,407
Office expense	2,331
Regulatory fees	2,405
Consulting fees	33,600
Excise tax	456
	83,007
Loss before income tax expense (benefit)	(4,382)
Income tax expense (benefit):	
Federal	(433)
State	(274)
	(707)
Net loss	($ 3,675)

See notes to financial statements.

AMERICAN SECURITIES TEAM, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2003

	Common Stock			Total
	Shares	Amount	Accumulated Deficit	Stockholder's Equity
Balance, January 1, 2003	1,000	$ 390,723	($ 7,356)	$ 383,367
Net loss for year			(3,675)	(3,675)
Balance, December 31, 2003	1,000	$ 390,723	($ 11,031)	$ 379,692

See notes to financial statements.

AMERICAN SECURITIES TEAM, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:	
Net loss	($ 3,675)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in assets and liabilities:	
Decrease in receivables - affiliates	8,581
Increase in accrued expenses	882
Increase in prepaid expenses	(1,000)
Net cash provided by operating activities	4,788
Cash flows from investing activities:	
Purchase of investments	(19,500)
Net cash used in investing activities	(19,500)
Net decrease in cash and cash equivalents	(14,712)
Cash and cash equivalents, beginning of year	29,779
Cash and cash equivalents, end of year	$ 15,067

See notes to financial statements.

AMERICAN SECURITIES TEAM, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

1. Organization and summary of significant accounting policies:

Organization:

American Securities Team, Inc. (the "Company"), which was organized as a Massachusetts corporation on December 19, 1996, pursuant to Chapter 156B of the Massachusetts general laws, was formed to engage in and carry on the business of a broker-dealer in securities, including but not limited to the buying and selling, dealing and trading in, acquiring and disposing of, in every lawful manner whatsoever, as principal or as agent, any and all negotiable and non-negotiable instruments or securities; and, in general to carry on any and all businesses and activities permitted to corporations organized under the provisions of Chapter 156B wherever the same may lawfully be done. The Company will limit its broker/dealer operations to those described in Paragraphs (a)(2)(ii), (a)(2)(iii) and (a)(2)(iv) of SEC rule 15c3-1. The Company is licensed in Massachusetts, New York and Florida.

The Company also provides investor services to the limited partners of various residential rental entities located primarily in Massachusetts. These entities are affiliated with the Company. Investor service fees represent the Company's principal business activity for the year ended December 31, 2003.

The Company is a wholly-owned subsidiary of APT Financial Services, Inc. (the "Parent Company"). The Company is included in consolidated financial statements issued by the Parent Company and it files consolidated income tax returns with the Parent Company.

Summary of significant accounting policies:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents:

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income taxes:

The Company files consolidated income tax returns with its Parent Company. The Company computes its federal and state taxes utilizing the tax rates available to the Company as if it were a separate taxpayer and it remits these taxes to the Parent Company. Any additional tax expense or benefit resulting from the impact of consolidation is borne by the Parent Company. The state net worth tax is computed on the Company's allocable net worth and is paid directly to the state.

Accounts receivable:

Accounts receivable are stated at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances that it deems uncollectible based upon such factors as payment history and the results of collection efforts.

1. Organization and summary of significant accounting policies - continued:

Summary of significant accounting policies - continued:

Investor service fees:

Annual investor service fees received from the affiliates are recognized when earned. These fees include amounts for services in providing reports to the investor limited partners of the affiliates and a program management fee for one of the affiliates. In accordance with the respective partnership agreements, fees for providing reports to the investor limited partners are generally based upon annual amounts ranging from $2,500 to $6,000 per partnership. The program management fee is based upon an annualized amount of one-half of one percent of the outstanding balance of the affiliate's debt and contributed capital.

2. Cash and cash equivalents:

The Company maintains certain operating cash balances in a Massachusetts financial institution. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2003, the Company's cash balances were fully insured.

3. Investments, at cost:

In April 2000, the Company invested $3,300 in a private placement corporation, NASDAQ Stock Market, Inc., whose stock is not readily marketable. This amount represents 300 warrants purchased at $11.00 per warrant each of which entitles the Company to purchase four shares of common stock of NASDAQ Stock Market, Inc.

In December 2000, the Company invested an additional $42,800 in NASDAQ Stock Market, Inc. Of this amount, $26,000 represents 2,000 shares of common stock, and $16,800 represents 1,200 warrants ($14 per warrant) each of which entitles the Company to purchase four shares of common stock of NASDAQ Stock Market, Inc.

Each of the aforementioned warrants can be exercised to purchase one share of common stock at anytime during each of four one-year exercise periods at varying exercise prices. Accordingly, the Company may purchase up to a total of 6,000 shares of common stock upon exercise of these warrants. Warrants not exercised in any one-year period will expire and no longer be available to purchase shares of common stock.

On June 4, 2003, prior to the expiration of the first warrant exercise period, the Company exercised its rights to purchase 1,500 shares of common stock at the exercise price of $13 per share for an aggregate purchase price of $19,500.

The remaining warrant exercise periods, shares that may be purchased, and exercise prices are as follows:

Exercise Period	Number of Shares	Exercise Price
June 30, 2003 - June 25, 2004	1,500	$ 14
June 28, 2004 - June 27, 2005	1,500	$ 15
June 28, 2005 - June 27, 2006	1,500	$ 16

3. Investments, at cost - continued:

At December 31, 2003, the Company's investments in NASDAQ Stock Market, Inc. are summarized as follows:

3,500 shares of common stock	$ 50,525
1,500 warrants to purchase up to 4,500 shares of common stock	15,075
	$ 65,600

4. Transactions with affiliates:

The Company earned investor service fees from affiliated limited partnership entities aggregating $78,461 during 2003. Of these fees, $6,911 is receivable from these entities, which is included in receivables - affiliates in the accompanying balance sheet. In addition, the Company has a miscellaneous receivable due from an affiliate of $708.

In 1999, the Company advanced $376,015, to an affiliate, of which $297,200 is receivable at year end. These advances are noninterest bearing with no specified terms of repayment.

Personnel working for the Company are employees of the Company, paid by a common paymaster, therefore, the Company reimburses the Parent Company for the actual salaries and related benefits of these employees. Such costs expensed during the year totaled $38,808.

The Company paid a consulting fee of $33,600 to a related entity for various advisory services in 2003.

5. Income taxes:

The amount of income tax benefit differs from that computed using the statutory federal tax rate of 34% because of the application of the graduated federal tax rate of 15% on the first $50,000 of taxable income and state income taxes net of federal tax benefit.

6. Stockholder's equity:

As a broker/dealer, the Company is subject to the "Net Capital Rule" (rule 15c3-1) of the Securities and Exchange Commission which requires the maintenance of minimum net capital and requires that the aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2003, the Company's net capital was $8,273 and the required capital was $5,000. The Company's net capital ratio was .82 to 1 at December 31, 2003.

ADDITIONAL INFORMATION

ERCOLINI & COMPANY LLP
Certified Public Accountants • Business Consultants

INDEPENDENT AUDITOR'S REPORT ON

ADDITIONAL INFORMATION REQUIRED BY RULE

17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
American Securities Team, Inc.
Boston, Massachusetts

We have audited the accompanying financial statements of American Securities Team, Inc. as of and for the year ended December 31, 2003, and have issued our report thereon, dated January 9, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5(d)(3) and (4) of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ercolini & Company LLP

January 9, 2004

FIFTY-FIVE SUMMER STREET • BOSTON, MA 02110-1007 • TELEPHONE 617.482-5511 • FAX 617.426-5252

AMERICAN SECURITIES TEAM, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

Total stockholder's equity from balance sheet	$	379,692
Deductions and/or charges:		
Total nonallowable assets from balance sheet		
Due from affiliates	(	304,819)
Investments in not readily marketable securities	(	65,600)
Prepaid insurance	(	1,000)
Net capital	$	8,273

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Excess net capital	$	3,273
Excess net capital at 1,000%	$	7,594

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from balance sheet	$	6,794
Ratio of aggregate indebtedness to net capital		.82

There are no material differences between the above computation and the Company's corresponding unaudited filing.

AMERICAN SECURITIES TEAM, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

DECEMBER 31, 2003

(Continued)

STATEMENT RE EXEMPTION FROM RESERVE REQUIREMENTS

The Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" because it is exempt from Rule 15c3-3.

The Company does not have possession of securities in the normal course of business and will promptly deliver all securities which might come into its possession. The Company does not hold securities or funds for any customer or owe funds or securities to any customer.

STATEMENT RE SIPC ASSESSMENT

The Company is a member of the Securities Investor Protection Corporation and has paid $150 in assessments for the year ended December 31, 2003.

ERCOLINI & COMPANY LLP

Certified Public Accountants • Business Consultants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 WHEN CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

The Board of Directors
American Securities Team, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of American Securities Team, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by American Securities Team, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management and others within the Company, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ercolini & Company LLP

January 9, 2004